82-3116

05010477

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

August 4, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

SUPPL

Great Quest is Granted a Diamond Concession Covering Three Kimberlite Pipes

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce the granting of a 90 day Autorisation d'Exploration (AE) by the Malian Government on the 2,149 sq km Kenieti diamond concession to the Company. Under the terms of the AE, Great Quest must complete some work and submit a report within the 90 day period. The Company plans to hire an agency of the Malian Government to do a compilation report on all of the information available on this concession.

The concession covers 3 known kimberlite pipes: the 0.6 hectare Sakola, the 3.0 hectare Dabora and the 5.0 hectare Orange River. A 0.05 carat diamond has been recovered from the Orange River kimberlite pipe. In addition, diamonds have previously been discovered in alluvium in 4 separate locations within this concession. All of these diamonds have been documented by the Bureau de Recherché Geologique et Minieres, a French Government agency. Five diamonds were discovered in one of the four alluvial areas.

In further news, Great Quest is about to start a geological mapping and soil sampling program for gold on the Niaragui Nord concession within the Bourdala block of concessions.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

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